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                                    EXHIBIT 2

                                    John Fife
                      360 East Randolph Street, Suite 2403
                             Chicago, Illinois 60601


                                 March 30, 1996



Ernest Muth
1207 East South Temple
Salt Lake City, Utah 84102

Thomas F. Ralphs
245 N. Vine
Salt Lake City, UT 84113

     Re:  Utah Resources International, Inc. - Option to Purchase Stock
          -------------------------------------------------------------

Gentlemen:

     This letter serves as a binding Option to Purchase Stock Agreement when countersigned below by you two. You hereby grant me or my wholly-owned company an option to purchase all the shares of stock of Utah Resources International, Inc. either of you beneficially owned or controlled as of March 29, 1996, according to the terms and conditions set forth below. If it becomes necessary that other persons or entities shown to be the record owners of any of the stock being purchased under this Option need to countersign this letter agreement, you agree to obtain their signatures.

     You hereby grant me an option to purchase all of your URI Stock (but not less than all) at any time within 60 days from the date of this Agreement, at an option exercise price per share of $4.00. At the time of your execution of this letter agreement, I shall deliver to you a check made payable to both of you in the amount of $15,000, which is a non-refundable option payment, to be applied to the ultimate purchase price of your URI Stock. If the Option has not


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been exercised in full within 30 days of the date of this letter or relinquished by me, I agree to pay you an additional $5,000 non-refundable option payment on May 1, 1996, also to be applied to the purchase price if I exercise the Option. This Option expires if not exercised within 60 days. If the Option is not exercised, you will keep the non-refundable option payments.

     While the Option is outstanding you agree not to sell, encumber or otherwise hypothecate your URI Stock or grant options with respect thereto and you represent and warrant that your URI Stock is not presently encumbered, pledged or the subject of an existing option and that you have beneficial ownership of your URI Stock. While the Option is outstanding you agree that I will have the right to direct the voting of your URI stock at any shareholders meeting held during the next 60 days and to act in your stead under the terms of that certain Settlement Agreement dated April 6, 1993, to which you are parties. In connection with my right to direct the voting of the stock, you agree that this Option is a proxy coupled with an interest. You agree that my exercise of the Option shall also serve as a complete assignment from you to me of all your rights and obligations under the Settlement Agreement, without representation or warranty from you as to what those rights or obligations may be. You retain the right to receive any and all dividends paid on your URI Stock prior to my exercise of the Option. You also agree not to purchase additional shares of URI common stock during the term of this letter agreement.

     You represent and warrant that you have the legal right to enter into this Agreement with me, and that you have obtained the authorization to enter into this Agreement on behalf of any other record owners of your URI Stock from whom it is necessary to obtain authorization. We all agree to keep this Option and its terms confidential and to make no disclosures regarding its existence or terms prior to my exercise or its expiration, unless required by law, regulation or court order. You agree that I may assign my rights under this Option to a company or entity wholly-owned by me. This Agreement will be enforceable against the parties and their successor pursuant to Utah law.

     Please acknowledge your acceptance of the terms and conditions of this Agreement by executing below. I look forward to consummating this transaction with you.


                                     /s/ John Fife
                                         John Fife



Accepted as of March 30, 1996:

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                                     /s/  Ernest H. Muth
                                          Ernest H. Muth


                                     /s/  Thomas F. Ralphs
                                          Thomas F. Ralphs



                                       PRECIOUS METALS, INC. A Utah corporation



                                       By /s/ Ernest H. Muth
                                              Ernest H. Muth, President